SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549


                           ISSUER TENDER OFFER STATEMENT
         (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                                   Amendment No.2

                                 BOWATER INCORPORATED
                                    (Name of Issuer)

                                 BOWATER INCORPORATED
                       (Name of Person(s) Filing Statement)

     Depositary Shares, Each Representing a One-Fourth Interest in a Share of
        8.40% Series C Cumulative Preferred Stock, Par Value $1.00 Per Share,
                         $100 Liquidation Preference Per Share
                              (Title of Class of Securities)

                                         102183-605
                           (CUSIP Number of Class of Securities)

                                        Wendy C. Shiba
                          Secretary and Assistant General Counsel
                                    Bowater Incorporated
                                    55 East Camperdown Way
                                        P. O. Box 1028
                                     Greenville, SC 29602
                                        (803) 271-9337
                     (Name, Address and Telephone Number of Person
                    Authorized to Receive Notices and Communications
                       on Behalf of the Person(s) Filing Statement)

                                           Copy to:

                                      Eric B. Amstutz, Esq.
                                       Jo Watson Hackl, Esq.
                              Wyche, Burgess, Freeman & Parham, P.A.
                                      44 East Camperdown Way
                                           P. O. Box 728
                                        Greenville, SC 29602
                                          (803) 242-8200

                                        October 16, 1995
                             (Date Tender Offer First Published, Sent
                                   or Given to Security Holders)



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                                   CALCULATION OF FILING FEE




    TRANSACTION VALUATION*                               AMOUNT OF FILING FEE**


       $ 94,755,000.00                                      $ 18,955.00




 * Assumes purchase of 3,400,000 Depositary Shares at $27.875 per Depositary Share.
** Calculated based on the transaction valuation multiplied by one-fiftieth of one percent.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $18,955.00       Filing Party:  Bowater Incorporated

Form or Registration No.:   Schedule 13E-4    Date Filed:      October 16, 1995





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         This Amendment No. 2 dated November 17, 1995, amends the Issuer Tender
Offer Statement (the "Schedule 13E-4") filed with the Securities and Exchange Commission on October 16, 1995 by Bowater Incorporated, a Delaware corporation (the "Company"), in connection with its offer to purchase any and all of the outstanding Depositary Shares (the "Depositary Shares"), each representing a one-fourth interest in a share of its 8.40% Series C Cumulative Preferred Stock, par value $1.00 per share, liquidation preference $100.00 per share.

         The following information amends the information previously included in the Schedule 13E-4.

ITEM 9.           MATERIAL TO BE FILED AS EXHIBITS.

(a)(9)            Press release dated November 16, 1995.


                                         2

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                                    S I G N A T U R E

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                 BOWATER INCORPORATED



                                  By:      /s/ Michael F. Nocito
                                           Name: Michael F. Nocito
                                           Title: Vice President - Controller

Dated: November 17, 1995


                                                           3

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                                 EXHIBIT INDEX


                                                                  SEQUENTIALLY
EXHIBIT                                                           NUMBERED
NO.               DESCRIPTION                                     PAGE


(a)(9)     Press Release dated November 16, 1995 . . . . . . . .  5



                                        4

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